



SECURITIES AND EXCHANGE COMMISSION

06002431

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SEC FILE NUMBER
8- 065386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Atlantic Street
(No. and Street)

Stamford, (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Goldman 203-355-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Housman + Bloch LLP
(Name – *if individual, state last, first, middle name*)

45 Knollwood Rd. (Address) Elmsford, (City) NY (State) 10523 (Zip Code)



PROCESSED
APR 11 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Managing Partner

Title

OURANIA PERDIKIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APRIL 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

HOUSMAN & BLOCH, LLP

MIT ASSOCIATES, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

MIT Associates, LLC
300 Atlantic Street
Stamford, CT 06901

Independent Auditors' Report

We have audited the accompanying balance sheet of MIT Associates, LLC, at December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2005 and the results of its operations, changes in members' equity and cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 7, 2006

MIT ASSOCIATES, LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 77,929
Accounts receivable	755,855
Prepaid expenses	60
Total Current Assets	833,844
FIXED ASSETS - Net of accumulated depreciation of $ 128,677 (Note 1)	24,079
OTHER ASSETS	
Security deposits	27,063
TOTAL ASSETS	$ 884,986

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 4,816
Retirement plan payable	15,476
Total Liabilities	20,292
COMMITMENTS AND CONTINGENCIES (NOTE 1)	
MEMBERS' EQUITY	864,694
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 884,986

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

FEE INCOME	$ 1,597,891
OPERATING EXPENSES	
Office payroll	168,545
Payroll taxes	14,081
Retirement plan	15,476
Guaranteed payments	80,000
Rent	68,686
Utilities	10,263
Telephone	13,786
Office supplies	6,171
Postage & delivery	1,434
Printing & reproduction	965
Repairs & maintenance	229
Computer	16,778
Insurance	76,966
Licenses & permits	4,270
Professional fees	102,396
Consulting	23,400
Dues & subscriptions	13,608
Advertising	1,225
Travel & entertainment	72,359
Conferences, seminars & meetings	8,744
Sundry	6,024
Depreciation and amortization	3,467
Total Operating Expenses	708,873
Income from Operations	889,018
Interest Income	1,595
NET INCOME	$ 890,613

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

MEMBERS' EQUITY	
Members' equity - January 1, 2005	$ 1,693,476
Net Income	890,613
Members' distributions	(1,719,395)
MEMBERS' EQUITY - DECEMBER 31, 2005	$ 864,694

The accompanying notes are an integral part of these financial statements

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 890,613
Adjustments: Depreciation	3,467
Accounts receivable	845,843
Prepaid expenses	1,605
Accounts payable	421
Retirement plan payable	(3,840)
Total Cash Flows From Operating Activities	1,738,109
CASH FLOW FROM INVESTING ACTIVITIES:	
Security deposits	9,016
Purchases of fixed assets	(1,109)
Total Cash Flows from Investing Activities	7,907
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	(1,719,395)
INCREASE IN CASH FLOWS	26,621
CASH AT January 1, 2005	51,308
CASH AT DECEMBER 31, 2005	$ 77,929

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: MIT Associates, LLC ("the Company") was formed on May 1, 2002 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was December 18, 2002.

B) Fixed Assets: The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2005 fixed assets comprised the following:

Furniture and fixtures	$ 76,859
Leasehold improvements	50,503
Office equipment	25,394
Total Fixed assets	152,756
Less: Accumulated Depreciation	(128,677)
Net Fixed Assets	$ 24,079

C) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the members'. Accordingly, a provision for taxes has not been made.

D) Commitment and Contingencies: The company leases office space at 300 Atlantic Avenue, Stamford, Connecticut 06901 pursuant to a 64 month lease dated November 5, 2003. The lease calls for a base rent of $7,777 per month plus annual increases for real estate taxes and maintenance above the base year.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies: (Continued)

The lease provides for a rebate of lease security at 20% per annum.

The company leases 30.6% of the office space to another unrelated tenant under a lease agreement which coincides with the master lease. The tenant pays $2,379 per month plus applicable real estate taxes and maintenance above the base year.

The tenant contributed a pro-rata share of the lease security. Tenant will receive a 20% rebate on their lease security each year as stated above.

E) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2005 the company did not maintain any cash accounts that were not covered by insurance.

F) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2005 there were no unusual contingencies.

G) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts: The company did not maintain any customer accounts in 2005.

I) Rule 15c-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under Section K2(i) of the rule.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2005 the company maintained net capital of $57,637 which was $52,637 in excess of it's required net capital requirement of $5,000.

At December 31, 2005 the company's aggregated indebtedness to net capital ratio was .35 to 1.

NOTE 3 - SUBSEQUENT EVENTS

Management has entered into negotiations with a separated member of the company. Provisions for a tentative agreement may result in future payments that management believes would have an immaterial impact on both the company's financial position and its results of operations.

At December 31, 2005, and at the date of issuance of these financial statements, management could not determine the exact amount and the timing of these future payments. However, future payments, which would represent a small percentage of the company's overall revenues, are to be solely contingent upon collections and the separated member would only receive compensation when the Company is compensated.

Therefore, based on management's position that these payments will be immaterial in nature and based on the undetermined amounts, these financial statements do not include any provisions with regard to this separated member's future payments.

Supplementary Financial Information

MIT ASSOCIATES, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' equity	$ 864,694
Less: Nonallowable Assets:	
Accounts receivable	755,855
Prepaid expenses	60
Fixed assets - Net	24,079
Security deposits	27,063
Total Nonallowable Assets	807,057
NET CAPITAL	$ 57,637

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	
Accounts payable	$ 4,816
Retirement plan payable	15,476
Total Aggregated Indebtedness	20,292
Net Capital	$ 57,637
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.35 to 1

The are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2005.

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

To the members' of:
MIT Associates, LLC
300 Atlantic Avenue
Stamford, CT 06901

Dear Sirs,

In planning and performing our audit of the financial statements and supplemental schedules of MIT Associates, LLC (the "Company") as of December 31, 2004 and for the period year ended December 31, 2005, on which we issued a report dated February 7, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the partners of MIT Associates, LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,



Housman & Bloch LLP

New York, New York
February 7, 2006